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                                    EXHIBIT 5.3
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DENNARD RUPP GRAY & EASTERLY, LLC


March 17, 2005

Mr. Theodore Misiewicz, CFO
Morgan Beaumont
6015 31st Street East, Suite 201
Bradenton, FL 34203

Dear Ted:

This letter shall serve to confirm our agreement as follows:

1. You hereby agree to retain Dennard Rupp Gray & Easterly, LLC ("DRG&E") effective as of April 1, 2005 to provide IR Counsel(R) - our investor relations services and advice with respect to financial community relations, press relations, shareholder relations and related matters; as well as to provide InsideOutlook(R) - our new outlook development services, support and counsel with respect to enhancing current and forward-looking disclosures and related matters.

2. The initial term of this agreement shall be for the period of twelve (12) months commencing on April 1, 2005 and expiring on March 31, 2006. From and after March 31, 2006 this agreement shall automatically continue in full force and effect, provided however, that either party may terminate this agreement upon ninety (90) days prior written notice of termination to the other party given at any time after March 31, 2006. During said ninety (90) day notice period, the parties shall continue to perform all of their obligations under this agreement including your payment of the monthly installments and reimbursement of disbursements under Paragraph 3 hereof.

3. As compensation for the combination of IR Counsel and InsideOutlook services to be rendered by DRG&E hereunder, you shall pay a monthly activity fee of $XXXXXX. In addition to the monthly activity fee, you shall be responsible for all reasonable and necessary disbursements made by DRG&E on your behalf, including, but not limited to, long distance telephone calls, postage, photocopies, fax and newswire services, and travel and entertainment expenses. Prior to the beginning of each month, DRG&E shall bill you the next monthly fee, and you shall reimburse DRG&E for all expenses and disbursements made on your behalf as of the date of the billing. Invoices are due and payable upon receipt.

4. DRG&E acknowledges its responsibility to preserve the confidentiality of any proprietary information or data developed by DRG&E on behalf of you or disclosed by you to DRG&E and agrees that it will maintain such confidentiality and will return all confidential information upon termination of this agreement.

5. DRG&E and Morgan Beaumont shall mutually indemnify each other against any and all liability, loss, claim or action in connection with performance of this agreement or the conditions created thereby. Morgan Beaumont hereby acknowledges that DRG&E shall rely upon the accuracy of all information provided by you to it. You assume full and complete responsibility and liability for any information furnished to DRG&E for its prior Morgan Beaumont approved use on your behalf hereunder and you shall indemnify and hold harmless DRG&E from and against any demands, claims, or liability in relation thereto unless DRG&E uses such information without the consent and agreement of Morgan Beaumont. Further, both parties agree they shall pay any amounts payable by either party in settlement of any claims or in satisfaction of any judgments resulting from the performance of this agreement or the use of any information furnished by you in connection with the services rendered by DRG&E hereunder, together with all costs and expenses incurred in connection therewith, including without limitation, reasonable attorneys' fees and costs of litigation. Both parties will be consulted upon the choice of attorneys and costs of litigation for each other's agreement and consent on those matters.





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6.   This Agreement constitutes the entire understanding and agreement between the parties with respect to the subject matter covered herein and all prior or contemporaneous understandings, negotiations and agreements are herein merged.

7. This Agreement may not be altered, extended, or modified nor any of its provisions waived, except by a document in writing signed by the party against whom such alteration, modification, extension or waiver is sought to be enforced.

8. A waiver by either party of any breach, act or omission of the other party is not to be deemed a waiver of any subsequent similar breach, act or omission.

9. The terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of each of us and our respective successors and assigns.

10. This Agreement shall be governed by the laws of the State of Texas. Each party hereby agrees to jurisdiction and venue in the State or Federal courts in Harris County, Texas. You hereby waive personal service of process in any action or proceeding arising hereunder and you agree that such process shall be deemed properly and adequately served if sent to you at your address set forth in this Agreement, by certified or registered mail, return receipt requested.

If the foregoing correctly sets forth the terms and conditions of our agreement, please have an original of this letter signed by a duly authorized officer beneath the words "Agreed to and Accepted" and fax back to us today. I will pickup the original of the contract and the check for $XXXXX covering the April 2005 fee when I come to your offices the week of March 20.

Again, thanks for your confidence in DRG&E and we look forward to a mutually beneficial long-term relationship.

                                        Very truly yours,
                                        DENNARD RUPP GRAY & EASTERLY, LLC


                                        By: /s/ Kenneth S. Dennard
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                                            Kenneth S. Dennard, Managing Partner

                                        Date: 3-17-05


AGREED TO AND ACCEPTED:

MORGAN BEAUMONT, INC.

By: /s/ signature
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Date: 3/17/05
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